Exhibit (h)(2)(a)

AMENDMENT TO ADMINISTRATION AGREEMENT

AMENDMENT made as of this 25th day of September, 2012, by and between TCW FUNDS, INC., a corporation organized under the laws of Maryland (the “Fund”) and State Street Bank and Trust Company (“State Street”), a Massachusetts trust company. Capitalized terms used herein without definition shall have the same meaning as set forth in the Agreement (defined below).

WHEREAS, and State Street, as successor in interest to Investors Bank & Trust Company, entered into an Administration Agreement dated as of June 29, 2007, as amended, modified and supplemented from time to time (the “Agreement”); and

WHEREAS, the Fund and State Street desire to amend the Agreement as set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.	Amendment of Agreement.

a.	The Agreement is hereby amended by amended by adding the a new Section 17 as follows:

“17. Data Protection. The Bank shall implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Bank receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.”

b.	Appendix B to the Agreement is hereby deleted in its entirety and replaced by the Appendix B attached hereto.

2.	This Amendment contains the entire understanding between the parties with respect to the transaction contemplated hereby. To the extent that any provision of this Amendment modifies or is otherwise inconsistent with any provision of the Agreement, this Amendment shall control, but the Agreement shall otherwise remain in full force and effect.

3.	The Fund and State Street hereby agree to be bound by all of the terms, provisions, covenants, and obligations set forth in the Agreement

4.	This Amendment may be executed in multiple counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

TCW FUNDS, INC.

By:	/s/ David S. DeVito
Name:	David S. DeVito
Title:	Executive Vice President